BILL OF SALE


         1. 202 GOLF ASSOCIATES, INC., a New York corporation ("Seller"), for $10 in hand paid and other good and valuable consideration, as designated in that certain Purchase Agreement, dated as of the 8th day of April, 1996 (the "Agreement"), by and among Seller, Yorktown Family Golf Centers, Inc., a Delaware corporation ("Purchaser") and Family Golf Centers, Inc., a Delaware corporation, hereby grants, sells, assigns, transfers, conveys and delivers to Purchaser, its successors and assigns, all of Seller's right, title and interest in and to the Personal Property (as defined in the Agreement) and the property referred to in Section 1.1.9 of the Agreement, free and clear of all mortgages, liens, claims, charges, options, rights of tenants, security interests and encumbrances of any kind or nature whatsoever.

         2. Seller hereby represents and warrants to Purchaser that all of such property is free and clear of all mortgages, liens, claims, charges, options, rights of tenants, security interests and encumbrances of any kind or nature whatsoever.

         3. Seller shall execute and deliver such further instruments of sale, conveyance, transfer and assignment and take such other actions reasonably requested by Purchaser in order to more effectively bargain, sell, assign, transfer, convey to and vest in Purchaser all rights and title to the property referred to herein.

         IN WITNESS WHEREOF, Seller has caused this Bill of Sale to be executed, effective as of the 8th day of April, 1996.


                                           202 GOLF ASSOCIATES, INC.


                                           By: /s/ Kathryn B. Murphy
                                              -------------------------------
                                               Name: Kathryn B. Murphy
                                               Title: President